UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Rand Capital Corporation

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

752185108

(CUSIP Number)

Adam Gusky

East Asset Management, LLC

7777 NW Beacon Square Blvd.

Boca Raton, FL 33487

(561) 826-3620

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 8, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [  ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 752185108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) East Asset Management, LLC (27-3147496)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,425,620 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 8,425,620 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,425,620 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.10 per share (“Common Stock”), of Rand Capital Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2200 Rand Building, Buffalo, New York 14203.

Item 2.	Identity and Background

This Schedule 13D is being filed by East Asset Management, LLC (the “Reporting Person”), a Delaware limited liability company. The Reporting Person’s business address is 7777 NW Beacon Square Blvd., Boca Raton, FL 33487.

The Reporting Person is managed by a Adam Gusky as Chief Investment Officer. As Chief Investment Officer, Mr. Gusky exercises dispositive and voting power over the shares beneficially owned by the Reporting Person. Mr. Gusky is a citizen of the United States of America. Mr. Gusky’s business address is 7777 NW Beacon Square Blvd., Boca Raton, FL 33487. Mr. Gusky disclaims beneficial ownership over the shares held by the Reporting Person.

During the last five years, neither the Reporting Person nor Mr. Gusky has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either the Reporting Person or Mr. Gusky is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

All of the shares of Common Stock to which this Schedule 13D relates were purchased by the Reporting Person using the investment capital of the Reporting Person.

On January 24, 2019, the Reporting Person entered into a Stock Purchase Agreement (the “Purchase Agreement”) with the Issuer and Rand Capital Management, LLC. Pursuant to the Purchase Agreement, on November 8, 2019, the Reporting Person purchased 8,333,333 shares of Common Stock from the Issuer for an aggregate purchase price of $25.0 million.

The Purchase Agreement is described in Items 4 and 6 below and is incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 814-00235), filed on January 25, 2019.

Item 4.	Purpose of Transaction

The Reporting Person acquired the shares of Common Stock to which this Schedule 13D relates for investment purposes as part of the transaction described in the Purchase Agreement.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Pursuant to the terms of the Purchase Agreement and the Shareholder Agreement dated as of November 8, 2019 by and between the Issuer and the Reporting Person, on November 8, 2019, the Reporting Person delivered a notice to the Issuer nominating Adam Gusky and Ben Godley for election to the Board.

In addition to the information disclosed in this Statement, the Reporting Person reserves the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Person may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this filing on Schedule 13D, there are 14,655,321 shares of Common Stock outstanding, of which the Reporting Person owns 8,425,620 shares representing approximately 57% of the outstanding shares of Common Stock.

(b) The Reporting Person has the sole power to vote and dispose of the 8,425,620 shares of Common Stock it holds.

(c) The Reporting Person has not effected any transactions in the Common Stock in the 60 days prior to the date of this Schedule 13D.

(d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in this Schedule 13D, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2019

By:	/s/ Adam Gusky
Adam Gusky
Chief Investment Officer
East Asset Management, LLC